News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM RELEASES INTERIM Q1 2007 RESULTS

MONTRÉAL (QUÉBEC)CANADA — June 1, 2007— SR Telecom Inc. (TSX: SRX) today announced its unaudited, interim first quarter 2007 results for the three months ended March 31, 2007. All dollar figures are in Canadian funds unless otherwise indicated.

“The improved financial performance we achieved in the first quarter is an encouraging indication that, despite the impact of ongoing restructuring efforts, our global customers remain confident in the quality of our wireless solutions and our ability to deliver and deploy them,” said Serge Fortin, President and CEO of SR Telecom. “Over the last several months, we have taken decisive action to position ourselves to grow in the global WiMAX market. It is clear, however, that our capital issues must be resolved before SR Telecom can regain sustainable positive momentum.”

As announced on May 10, 2007, in addition to discussions with potential investors to provide a permanent solution for its capital issues, the Company is reviewing all other options in view of its financial needs.

Readers should be aware that the unaudited, interim financial results and accompanying notes included in this news release have been prepared on a going concern basis. This assumption implies the resolution of the Company’s financial situation to be valid. The realization of assets and the discharge of liabilities and commitments in the normal course of business are therefore subject to significant uncertainty.

Consolidated first quarter results
SR Telecom’s consolidated first quarter revenue grew 19% to $22.9 million from $19.2 million in the same period in 2006. This increase reflects the ongoing implementation of major contracts in Mexico and Argentina as well as shipments for a new wireless deployment in Algeria. Q1 2007 revenues were, however, offset by outsourcing issues that delayed wireless product shipments and resulted in $1.2 million in late-delivery penalties.

Operating loss from continuing operations was $8.8 million in the first quarter of 2007, a $2.7 million improvement over the $11.5 million operating loss recorded in the same period one year ago. Consolidated net loss was $12.2 million compared to $13.6 million in 2006. These improvements are a result of the increase in sales volume, higher margins on equipment sales due to a beneficial shift in product mix, and a $2.4 million decline in restructuring charges, however offset by a $1.5 million increase in selling, general and administrative (SG&A) expenses and a $0.9 million rise in research and development expenses. The rise in SG&A expenses for Q1 2007 is mainly attributable to higher costs related to the stock-based compensation plan implemented in Q2 2006 as well as expenses incurred to resolve the ongoing outsourcing issues. The R&D increase is a reflection of the additional resources the Company has devoted to the development, delivery and deployment of WiMAX solutions.

Financial position
The Company’s consolidated cash, including restricted cash, was $11.0 million, down from $27.1 million at December 31, 2006 and reflecting the Company’s use of cash to fund current capital requirements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

Forward-looking statements
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of June 1, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of June 1, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

Notice to reader
The attached unaudited interim consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the auditors of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED BALANCE SHEETS
(unaudited)
		March 31, 2007	December 31, 2006
As at
(in thousands of Canadian dollars)	Notes	$	$

Assets
Current assets
Cash and cash equivalents		9,393	18,467
Restricted cash and short-term investments	5	1,621	7,719
Accounts receivable, net	4	28,337	23,555
Taxes receivable		2,474	1,613
Inventory		11,646	10,281
Prepaid expenses and deposits		6,432	5,635
Current assets related to discontinued operations	12	-	6,225
Total current assets		59,903	73,495

Long-term accounts receivable, net	3	2,774	2,365
Long-term prepaid expenses and deposits		399	399
Property, plant and equipment, net		14,274	14,356
Intangible assets, net		25,487	27,794
Other assets, net	3	37	2,762
Non-current assets related to discontinued operations	12	-	29,382
Total assets		102,874	150,553

Liabilities
Current liabilities
Accounts payable and accrued liabilities		32,506	32,748
Customer advances		4,283	2,814
Current liabilities related to discontinued operations	12	-	36,715
Total current liabilities		36,789	72,277

Credit facility	3, 6	53,090	52,941
Convertible term loan	3, 7	10,674	10,487
Long-term debt		270	270
Convertible redeemable secured debentures	8	-	1,785
Other long-term liability		1,730	1,749
Long-term liabilities related to discontinued operations	12	-	111
Total liabilities		102,553	139,620

Contingencies	13

Shareholders' Equity
Capital stock	9	355,064	352,174
Equity component of convertible redeemable secured debentures	8	-	1,008
Equity component of convertible term loan	7	9,645	9,645
Contributed surplus		2,865	1,911
Deficit, pre-fresh start accounting		(227,142)	(227,142)
Deficit		(140,111)	(126,663)
Total shareholders' equity		321	10,933

Total liabilities and shareholders' equity		102,874	150,553

The accompanying notes are an integral part of these interim consolidated financial statements.
The unaudited interim consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF OPERATIONS & COMPREHENSIVE LOSS
(unaudited)
	For the three months ended March 31,
		2007	2006
(in thousands of Canadian dollars, except per share information)	Notes	$	$

Revenue
Equipment		21,855	17,603
Services		926	1,562
Total revenue		22,781	19,165

Cost of revenue
Equipment		15,718	13,394
Services		268	1,658
Total cost of revenue		15,986	15,052

Gross profit		6,795	4,113

Agent commissions		214	136
Selling, general and administrative expenses		11,628	10,150
Research and development expenses,
net of investment tax credits of $0.6 million in 2007 ($0.4 million in 2006)		3,799	2,917
Restructuring, asset impairment and other charges	11	-	2,446
Operating loss from continuing operations		(8,846)	(11,536)

Finance charges, net	10	3,650	3,058
Gain on foreign exchange		(542)	(402)
Loss from continuing operations before income taxes		(11,954)	(14,192)
Income tax expense		11	59
Loss from continuing operations		(11,965)	(14,251)
(Loss) earnings from discontinued operations, net of income taxes	12	(252)	676
Net loss and comprehensive loss		(12,217)	(13,575)

Basic and diluted
Loss per share from continuing operations		(0.02)	(0.03)
Loss (earnings) per share from discontinued operations		-	-
Net loss per share		(0.02)	(0.03)

Basic and diluted weighted average number of common shares
outstanting (in thousands)		738,042	486,298

The accompanying notes are an integral part of these interim consolidated financial statements.
The unaudited interim consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the three months ended March 31,
		2007	2006
(in thousands of Canadian dollars)	Notes	$	$

Balance, beginning of period		(126,663)	(9,381)
Cumulative effect of adoption of new accounting policies	3	(257)	-
Deficit, beginning of period, as restated		(126,920)	(9,381)
Net loss		(12,217)	(13,575)
Induced conversion and redemption of convertible debentures	8	(974)	-
Share issue costs		-	(965)
Balance, end of period		(140,111)	(23,921)

The accompanying notes are an integral part of these interim consolidated financial statements.
The unaudited interim consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	For the three months ended March 31,
		2007	2006
(in thousands of Canadian dollars)	Notes	$	$

Cash flows (used in) provided by continuing operating activities
Loss from continuing operations		(11,965)	(14,251)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization		2,938	3,038
Restructuring, asset impairment and other charges		-	1,292
Loss on disposal of property, plant and equipment		-	414
Gain on conversion and redemption of convertible debentures	8	(147)	-
Financing charges		3,314	1,995
Stock-based compensation		954	-
Unrealized foreign exchange gain		(497)	(86)
Changes in operating assets and liabilities:
Increase in long-term accounts receivable		(409)	-
Increase in non-cash working capital items	14	(6,578)	(12,572)
		(12,390)	(20,170)

Cash flows (used in) provided by continuing financing activities
Repayment of long-term debt and lease liability	8	(772)	(4,065)
Proceeds from issue of shares and warrants, net of share issue costs		-	53,310
		(772)	49,245

Cash flows provided by (used in) continuing investing activities
Decrease in restricted cash and short-term investments		6,098	151
Purchase of property, plant and equipment		(549)	(273)
Proceeds on disposal of property, plant and equipment		-	165
Decrease in other assets		10	-
		5,559	43

Increase (decrease) in cash and cash equivalents
Continuing operations		(7,603)	29,118
Discontinued operations	12	(2,254)	72
Increase (decrease) in cash and cash equivalents		(9,857)	29,190

Cash and cash equivalents, beginning of period		19,250	9,479
Cash and cash equivalents, end of period		9,393	38,669

The accompanying notes are an integral part of these interim consolidated financial statements.
The unaudited interim consolidated financial statements have been prepared by management of SR Telecom Inc. and have not been reviewed by the external auditors of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

1.	Description of business, fresh start accounting, comparative figures and basis of presentation

Description of business
SR Telecom Inc. (SR Telecom or the Company) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, delivers and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural S.A. (CTR), SR Telecom provided local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company announced the closing of the sale of CTR (see note 12).

Fresh start basis of accounting
On November 30, 2005, pursuant to the terms of the Convertible Debentures, a $10.0 million principal amount of the Convertible Debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. This conversion resulted in a substantial realignment of the interests in the Company between the creditors and shareholders. As a result, effective November 30, 2005, the date of the conversion, the Company adopted fresh start accounting. Accordingly, the Company reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative figures
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2007. The Company has restated financial information for the previous periods to reflect the sale of CTR, which is now shown as discontinued operations (note 12).

Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as, amongst others, long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring, stock based compensation and other provisions and contingencies.

Except as disclosed in note 3, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in previous annual audited consolidated financial statements prepared in accordance with GAAP for the periods ended December 31, 2005 and November 30, 2005 and the annual unaudited condensed consolidated financial statements for the period ended December 31, 2006. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the aforementioned financial statements. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented, except for the restructuring, asset impairment and other charges discussed in note 11. Operating results for the three months ended March 31, 2007 are not necessarily reflective of the results that may be expected for the year ending December 31, 2007.

These unaudited financial statements do not include all of the disclosures required by GAAP applicable to annual audited financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

2.	Going concern uncertainty

The accompanying interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the uncertainty concerning the outcome of the Company’s financing initiatives and because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the quarter ended March 31, 2007, the Company realized a net loss of $12.2 million ($115.6 million for the year ended December 31, 2006) and used cash of $12.4 million ($45.2 million for the year ended December 31, 2006) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

In addition to the actions disclosed in the previous annual unaudited condensed consolidated financial statements to address the going concern uncertainty, the Company has taken the following additional steps:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to focus on its WiMAX strategy and strengthen its financial position by streamlining its balance sheet.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal, Québec, Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

The Company is actively pursuing additional financing with potential investors and lenders, including existing shareholders and lenders. No agreements with potential investors or lenders have been reached yet and there can be no assurance that such agreements will be reached. In addition, the Company continues to review other alternatives, which could involve further reducing its work force, the divestiture of some or all of the assets of the Company, attracting a strategic investor that would assist in the development of the business or seeking protection from its creditors.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

3.	Adoption of new accounting policies

Financial instruments
The CICA issued Section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans and receivables and investments that are classified as held to maturity, (ii) other financial liabilities be measured at amortized cost or classified as held for trading purposes, and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued Section 3860 (as Section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company adopted these new sections effective January 1, 2007.

As of January 1, 2007, the Company has classified its cash and cash equivalents and its restricted cash as held for trading. The Company also classified its accounts receivable, taxes receivable and long-term receivables as loans and receivables, which are measured at amortized cost. The accounts payable and accrued liabilities, customer advances, credit facility, convertible term loan and long-term debt were all classified as other financial liabilities, which are measured at amortized cost.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, previously presented in other assets on the consolidated balance sheet, were reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, previously presented in accounts payable and accrued liabilities on the balance sheet, were also reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, $0.3 million was credited to opening retained earnings as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable were discounted to their amortized cost as at January 1, 2007. $0.6 million was debited to opening retained earnings as at January 1, 2007 to reflect the difference between the amortized cost and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods were not restated as a result of adopting this new accounting standard.

Hedges
The CICA issued Section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The adoption of Section 3865 as of January 1, 2007 did not have a material impact on the Company’s consolidated financial statements.

Comprehensive income
The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the unrealized gains and losses on derivatives in cash flow hedging relationships.

The CICA also made changes to Section 3250 of the CICA Handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of Section 1530, Comprehensive Income.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The adoption of these sections on January 1, 2007 required the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

➢      Comprehensive income and its components
➢      Accumulated other comprehensive income and its components

4.	Accounts receivable, net
In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M. (Teleco de Haiti). The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million. Following various proceedings and actions during 2002 to 2006, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly, recorded a provision for doubtful accounts in the amount of $3.1 million (US$2.7 million).

In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti in the amount of $2.3 million
(US$2.0 million). SR Telecom received the settlement amount in late-March 2007.

5.	Restricted cash and short-term investments

	March 31, 2007	December 31, 2006
	$	$

Guaranteed Investment Certificates pledged in support of letters of guarantee issued by Canadian and foreign chartered banks, bearing interest at rates ranging from
3.0% to 3.15% (ranging from 3.0% to 3.15% in 2006), maturing through November 2007	86	173
Restricted cash held by the Corporation's financial institution as part of the first ranking moveable hypothec over the Corporation's cash and credit balances held at the financial
institution (see note 2)	1,300	7,546
Cash held in escrow in support of an indemnification of parties guaranteed under the
CTR sale agreement	235	-
Cash sweep accounts in trust in Chile to meet interest and principal obligations	-	119
	1,621	7,838

6.	Credit facility
On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, amount which was fully drawn as at March 31, 2007 and December 31, 2006. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and the three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007.

7.	Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of shareholders of the Company. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007.

The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon, into common shares of the Company at the conversion rate of $0.17 per common share. In accordance with GAAP, the convertible term loan was accounted for on the basis of its substance and is presented in its component parts of debt and equity.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

8.	Convertible redeemable secured debentures

In accordance with GAAP, the convertible debentures were accounted for on the basis of their substance and were presented in their component parts of debt and equity.

On February 14, 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on        March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,651 common shares. The Company accounted for these conversions as induced early conversions, with the number of shares issued from the conversion being measured at $0.217 per common share, as per the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million is included in financing expenses and incremental conversion costs of $0.9 million are included in retained earnings.

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company accounted for this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity component parts of the convertible debentures. The resulting gain of $0.05 million relating to the debt component is included in financing expenses and the resulting cost of $0.04 million relating to the equity component is included in retained earnings.

As at March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.

9.	Capital stock and warrants

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	Issued and outstanding	Capital stock
	common shares
		$
Opening balance as at January 1, 2007	733,393,060	352,174
Conversions of debentures during the first quarter of 2007	13,181,651	2,890
Closing balance as at March 31, 2007	746,574,711	355,064

Stock-Based Compensation Plan
The following table summarizes the activity in the Employee Stock Option Plan:
	Three months ended March 31,
		2007		2006
	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
		$		$

Outstanding, beginning of period	24,800,715	0.54	232,480	30.17
Granted	-		-	-
Forfeited/expired	(69,300)	0.32	(5,550)	16.68
Outstanding, end of period	24,731,415	0.54	226,930	30.50
Options exerciseable, end of period	170,380	30.53	200,380	33.04

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes information about the Company's outstanding and exercisable stock options as at March 31, 2007:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
$			$		$

0.18 to 0.24	1,609,400	6.7 years	0.21	-	-
0.32 to 0.41	22,939,435	6.1 years	0.33	-	-
6.64 to 8.80	78,000	6.8 years	7.62	67,100	7.63
16.40 to 22.90	35,250	4.4 years	18.11	33,950	18.06
45.30 to 57.80	53,830	2.8 years	51.07	53,830	51.07
83.30 to 89.70	15,500	2.2 years	85.57	15,500	85.57
	24,731,415	6.2 years	0.54	170,380	30.53

For the three-months ended March 31, 2007, compensation expense of $1.0 million (nil for the three-months ended March 31, 2006) is recognized in the consolidated statement of operations for awards granted to employees. The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option pricing model.

10.	Finance charges, net

Three months ended March 31,
	2007	2006
	$	$

Financing charges	276	193
Interest on long-term debt	5	5
Interest on credit facility	2,604	2,195
Interest on convertible redeemable secured debentures	55	830
Interest on convertible term loan	883	-
Other interest, net	(173)	(165)
	3,650	3,058

Non-cash financing expenses of $3.3 million, comprised of accreted interest on the convertible term loan and convertible debentures, as well as interest paid in kind on the credit facility, convertible debentures and convertible term loan, is included in financing expenses for the three months ended March 31, 2007 ($2.0 million in the three months ended March 31, 2006).

For the three months ended March 31, 2007, debt settlement gains of $0.1 million (nil for the three months ended March 31, 2006) are including in financing charges as a result of induced conversions of convertible debentures and early redemption of convertible debentures.

11.	Restructuring, asset impairment and other charges
For the three months ended March 31, 2006, restructuring charges of $2.4 million were incurred.

During the three-month period ended March 31,2006, restructuring charges included $1.1 million of severance and termination benefits in relation to the Company’s ongoing efforts to reduce its cost structure. These costs primarily related to the Company’s decision to outsource its manufacturing as well as a reduction of employees in the France subsidiary. In total, 74 employees were terminated, including 67 operations employees, 4 administration employees and 3 sales and marketing employees.

Pursuant to the Company’s decision to outsource manufacturing operations of non-WiMAX products, the Company agreed to sell, during the second quarter of 2006, certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of          $1.3 million recorded during the first quarter of 2006. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

12.	Discontinued operations

CTR
On February 1, 2007, the Company announced the closing of the sale of the shares of its Chilean subsidiary, CTR (Telecommunications Service Provider Segment) to Chile.com, an integrated telecom service provider, for proceeds of nil. The sale of CTR resulted in a net loss of $0.2 million. As part of this transaction, the Company was fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to an amount of US$12.0 million.
The net liabilities, results of operations and cash flows of the Telecommunications Service Provider segment have been presented in the consolidated interim financial statements as discontinued operations and accordingly, comparative financial information have been restated to reflect the sale of CTR.

The net liabilities of discontinued operations are as follows:
	As at March 31, 2007	As at December 31, 2006
	$	$
Cash and cash equivalents	-	783
Restricted cash and short-term investments	-	119
Accounts receivable, net	-	3,385
Inventory	-	1,745
Prepaid expenses and deposits	-	193
Current assets	-	6,225

Property, plant and equipment, net	-	29,382

Accounts payable and accrued liabilities	-	3,187
Customer advances	-	317
Current portion of long-term debt	-	33,211
Current liabilities	-	36,715

Long-term debt	-	111

Net liabilities of discontinued operations	-	(1,219)

The results of discontinued operations are as follows:

	Three months ended March 31,
	2007	2006
	$	$
Revenue of discontinued operations	1,779	5,123
Loss on disposal of discontinued operations	(221)	-
Pretax earnings (loss) of discontinued operations	(252)	676
Earnings (loss) from discontinued operations	(252)	676

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The cash flows from discontinued operations are as follows:
Three months ended March 31,
	2007	2006
	$	$
Cash flows (used in) provided by operating activities	(2,267)	984
Cash flows provided by (used in) investing activities	13	(912)
Increase (decrease) in cash and cash equivalents from discontinued operations	(2,254)	72

Swing product line
Effective December 1, 2005, the Company sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Company effectively disposed of its Swing product line operations.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement that provides for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the three months ended March 31, 2007, the Company earned royalties of $0.3 million ($0.5 million during the three months ended March 31, 2006). The pre-tax earnings (loss) and net earnings (loss) of discontinued operations also include such results.

13.	Contingencies
The Company included in its accounts payable and accrued liabilities or income taxes payable, as at March 31, 2007 and as at December 31, 2006, management’s best estimate of the outcome of several litigations, described as follows:

Future Communications Company (“FCC”) Litigation
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal, filed on March 2, 2005, and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision which was in favor of FCC for an amount of US$1.0 million plus court fees.

Employee Related Litigation
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

Tax matters
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes, and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations, including research and development expenses, income tax expense and selling, general and administrative expenses.

General
The Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a materially adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

14.	Statements of cash flows

Non-cash working capital items
	Three months ended March 31,
	2007	2006
	$	$

Increase in accounts receivable	(4,782)	(6,680)
Increase in income taxes receivable	(861)	(1,003)
(Increase) decrease in inventory	(1,365)	1,260
Increase in prepaid expenses	(797)	(2,015)
Decrease in accounts payable and
accrued liabilities	(242)	(3,980)
Increase (decrease) in customer advances	1,469	(154)
	(6,578)	(12,572)

Cash and cash equivalents are comprised of the following:
Cash in bank	9,393	38,669

Supplementary cash flow information

Non-cash financing and investing activities:
Shares issued upon conversion of 10% redeemable secured convertible debentures	2,890	65,427
	2,890	65,427

Cash paid for:
Interest	620	1,820
Income taxes	58	60

15.	Segmented information
Since the sale of the CTR, the Company’s Telecommunications Service Provider Segment, the Company only maintains a single Wireless Telecommunications Product segment.

Geographic Information
The Company's basis for attributing revenue from external customers is based on the customer’s location. Sales to customers located outside of Canada was approximately 98% of revenue or $22.4 million for the three months ended  March 31, 2007 (99% of revenue or $18.9 million for the three months ended March 31, 2006). The following sets forth external revenue from continuing operations by individual foreign countries where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated:

For the three months ended March 31, 2007:
	Revenue	% of revenue
	$

Canada	407	2%
Algeria	2,621	11%
Argentina	2,821	12%
Mexico	12,927	57%
Others	4,005	18%
Total	22,781	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

For the three months ended March 31, 2006:
	Revenue	% of revenue
	$

Canada	231	1%
Spain	2,046	11%
Mexico	2,805	15%
Argentina	3,568	19%
Bangladesh	3,898	20%
Others	6,617	34%
Total	19,165	100%

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated.

For the three months ended March 31, 2007:
	Revenue	% of revenue
	$

Iberdola Ingenieria y Construccion	2,616	12%
Techtel LMDS Communicaciones	2,821	12%
Axtel S.A. de C.V.	12,675	56%
Others	4,669	20%
Total	22,781	100%

For the three months ended March 31, 2006:
	Revenue	% of revenue
	$

Siemens S.A.	2,046	11%
Techtel LMDS Communicaciones	3,568	19%
Square Informatrix Ltd	3,898	20%
Others	9,653	50%
Total	19,165	100%

Intangible assets are located entirely in Canada. The following sets forth the property, plant and equipment of continuing operations by location.
	As at	As at
	March 31, 2007	December 31, 2006
	$	$

Canada	14,026	14,109
Chile	-	29,382
Other	248	247
	14,274	43,738

16.	Subsequent events

a)      Sale of property
On April 12, 2007, the Company closed the sale of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The property sold consisted of land with a net book value of $2.0 million and buildings with a net book value of $3.0 million as at March 31, 2007. The land and building did not qualify to be presented as held for sale at year-end given that a significant portion is being leased back.

The Company will leaseback a significant portion of the sold property for a term of 10 years at a rate of approximately $0.6 million per year. In accordance with GAAP, the Company will be accounting for the leaseback of the property as an operating lease. The Company realized a gain on sale of property of $3.6 million in the second quarter of 2007,  which will be entirely deferred and amortized over the term of the lease as per GAAP. As part of the lease agreement, the Company is to provide a security deposit of three month’s rent to be returned, proportionately, at the end of the third, fourth and fifth year of the lease. In addition, the purchaser will holdback three months’ rent from the proceeds as additional security deposit to be returned at the earliest of when the Company completes two consecutive profitable quarters or the end of the lease term.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783